EXHIBIT 6.8

Executive Employment Agreement

This Employment Agreement (the “Agreement”) is made and entered into as of April 21st, 2022 by and between Robert Caleb Cuccaro-Green (the “Executive”) and Legion Works, Inc., a Delaware Corporation (the “Company”).

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises, and obligations set forth herein, the parties agree as follows:

1. Term. The Executive’s employment hereunder shall be effective as of April 25th, 2022 (the “Effective Date”). The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the “Employment Term.

2. Position and Duties.

2.1 Position. During the Employment Term, the Executive shall serve as the Chief Operating Officer of the Company, reporting to the Chief Executive Officer. In such position, the Executive shall have such duties, authority, and responsibilities as shall be determined from time to time by the Chief Executive Officer of Legion Works, Inc., Ryan Bettencourt (the “Chief Executive Officer”), which duties, authority, and responsibilities are consistent with the Executive’s position.

2.2 Duties. During the Employment Term, the Executive shall work full time in his position and devote the necessary time and attention to fulfill his duties as Chief Operating Officer. Additionally, during the Employment Term, the Executive will not do work for businesses which can reasonably deemed to compete with the Company or its holdings.

3. Place of Performance. The Executive’s employment shall be remote.

4. Compensation.

4.1 Base Salary. The Company shall pay the Executive an annual base salary of $200,000 in periodic installments in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than twice per month. The Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as “Base Salary”.

4.2 Health Benefits. The Company shall reimburse Executive up to $1,750 per month for health insurance and medical costs (“Health Benefits”). This will be done through a third-party platform (Take Command, though Company reserves the right to change the platform) and will be reimbursed as part of the monthly payroll. This amount is meant to cover health insurance premiums for Executive and his family. Should there be a balance between the $1,750 and the monthly health insurance premium, Executive can submit reimbursements for healthcare costs up to that balance so long as those reimbursements are submitted through the third-party platform provided.

4.3 Equity Incentives. During the Employment Term, the Executive shall be eligible to participate in the Company Employee Stock Ownership Plan or any successor plan, subject to the terms of the Company Employee Stock Ownership Plan or successor plan, as determined by the Board in its discretion. It is the intent of the Employer to create an Employee Stock Ownership Plan.

(a) In consideration of the Executive entering into this Agreement, the Company will offer the following equity incentives to the Executive pursuant to the Employee Stock Ownership Plan that is currently being created:

(i) Service Based Equity. Beginning May 1, 2022 and ending April 30, 2026, Executive shall be eligible to earn Super Voting Common shares up to a total of 1.50% of issued shares at the time of this Agreement, which shall vest quarterly at .09375%, for his service as Executive (“Service Based Equity”); such equity to vest on the last day of each eligible quarter.

(ii) Performance Based Equity. Additionally, Executive will be eligible to receive Super Voting Common shares at a rate of .25% of issued shares at the time of this Agreement based on trailing twelve-month consolidated revenues. Executive shall be eligible to achieve a total of 1% in Performance Based Equity. Executive shall receive the first .25% once Company achieves $5,000,000 in trailing twelve-month consolidated revenues. Executive shall receive the second .25% once company achieves $10,000,000 in trailing twelve-month consolidated revenues. Executive shall receive the third .25% once company achieves $15,000,000 in trailing twelve-month consolidated revenues. Executive shall receive the fourth .25% once company achieves $20,000,000 in trailing twelve-month consolidated revenues. Executive must be employed by Company at time the revenue levels are achieved to earn the Performance Based Equity. Performance Based Equity will be fully vested immediately upon achieving each revenue level.

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(b) For purposes of this Agreement, “Change in Control” shall mean the occurrence of any of the following after the Effective Date:

(i) one person (or more than one person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 51% of the total fair market value or total voting power of the stock of such corporation; provided that, a Change in Control shall not occur if any person (or more than one person acting as a group) owns more than 51% of the total fair market value or total voting power of the Company’s stock and acquires additional stock; or

(ii) the sale of all or substantially all of the Company’s assets.

(c) All other terms and conditions of such incentives shall be governed by the terms and conditions of the Employee Stock Ownership Plan. Should the terms of this Agreement conflict with the terms of Employee Stock Ownership Plan, the Employee Stock Ownership Plan shall control.

(d) If there are multiple classes of shares, Executive will receive the shares with the highest voting rights then available.

(e) Service Based Equity will be accelerated and become fully vested should a Change of Control occur and Executive is still employed full time with the Company at the time of such a Change of Control.

(f) Should a Change of Control occur, Performance Based Equity will be accelerated and fully vested to the next revenue level. For example, if Company revenue is $16,000,000 at the time of a Change of Control, Executive will vest the full 1% (.75% for reaching $15,000,000 and the additional .25% acceleration to the next revenue level).

4.4 Annual Bonus.

(a) The Executive shall be eligible to receive an annual bonus based upon the achievement of Company annual revenue goals (the “Annual Bonus”) as set forth below. The Annual Bonus will be calculated based on annual revenue from May 1st to April 30th, with a company consolidated gross revenue target of $4,650,000 (“Revenue Target”) during this time period. The target annual bonus (“Target Bonus”) for Executive is $60,000 and shall be earned if the Revenue Target is achieved or exceeded. For avoidance of doubt, the bonus amounts listed below are not additive; Executive will receive the bonus based on the annual revenue achieved. The Annual Bonus will be calculated based on the Company’s consolidated financial statements. Annual Bonus will be paid no later than 30 days after the close of the annual revenue period (no later than May 31st). Executive must be employed by Company for the full twelve month time period to receive Annual Bonus.

(i) If Company achieves annual revenue of $2,950,000, Executive will receive 25% of Target Bonus ($15,000).

(ii) If Company achieves annual revenue of 75% of Revenue Target ($3,487,500), Executive will receive 50%of Target Bonus ($30,000).

(iii) If Company achieves annual revenue of 90% of Revenue Target ($4,185,000), Executive will receive70% of Target Bonus ($42,000).

(iv) If Company achieves annual revenue of 100% of Revenue Target ($4,650,000), Executive will receive100% of Target Bonus ($60,000).

(v) If Company exceeds Revenue Target, Executive will receive an additional 1% Annual Bonus for each additional 1% in additional revenue beyond Revenue Target up to a maximum additional Annual Bonus of 25% (an additional $25,000)

(b) Should Company choose to sell one of its owned entities and the selling of that owned entity negatively impacts the achievement of Revenue Target, the Annual Bonus will include a full 12 months of revenue in the consolidated financials calculation. The 12 months calculated will be forward looking based on the average monthly growth or decline rate of the previous 6 months prior to selling of that entity.

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4.5 Vacation; Paid Time Off. Executive is entitled to unlimited Paid Time Off (“PTO”), as long as the Executive fulfills his job duties. Such PTO shall include time off for sickness, vacation, or personal reasons. The time or times during which leave may be taken shall be by mutual agreement of the Company and Executive.

4.6 Business Expenses. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of- pocket business incurred by the Executive in connection with the performance of the Executive’s duties hereunder in accordance with the Company’s expense reimbursement policies and procedures; and if no reimbursement policies and procedures are in place, only as pre-approved in writing by Company.

4.7 Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive- based or other compensation paid to the Executive under this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation, or stock exchange listing requirement will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, or stock exchange listing requirement or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement). The Company will make any determination for clawback or recovery in its sole discretion and in accordance with any applicable law or regulation.

5. Termination of Employment. The Employment Term and the Executive’s employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least thirty (30) days advance written notice of any termination of the Executive’s employment. On termination of the Executive’s employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this Section 5 and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 For Cause.

(a) The Executive’s employment hereunder may be terminated by the Company for Cause. If the Executive’s employment is terminated by the Company for Cause, the Executive shall be entitled to receive:

(i) any accrued but unpaid Base Salary which shall be paid pursuant to California law; and

(ii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company’s expense reimbursement policy.

Items 5.1(a)(i) through 5.1(a)(ii) are referred to herein collectively as the “Accrued Amounts”.

(b) If the Executive’s employment is terminated by the Company for Cause, the Executive shall forfeit all rights to receive equity that has not vested as of the Termination Date.

(c) For purposes of this Agreement, “Cause” shall mean:

(i) the Executive’s failure to perform Executive’s duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii) the Executive’s failure to comply with any valid and legal directive of the Chief Executive Officer;

(iii) the Executive’s engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, injurious to the Company or its affiliates;

(iv) the Executive’s embezzlement, misappropriation, or fraud, whether or not related to the Executive’s employment with the Company;

(v) the Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude;

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(vi) the Executive’s material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct:

(vii) the Executive’s willful unauthorized disclosure of Confidential Information (as defined below);

(viii) the Executive’s material breach of any obligation under this Agreement or any other written agreement between the Executive and the Company;

(ix) the Executive’s engagement in conduct that brings or is reasonably likely to bring the Company negative publicity or into public disgrace, embarrassment, or disrepute.

Termination of the Executive’s employment shall not be deemed to be for Cause unless and until the Company delivers to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the Board, finding that the Executive has engaged in the conduct described in any of (i)-(ix) above. Except for a failure, breach, or refusal which, by its nature, cannot reasonably be expected to be cured, the Executive shall have ten (10) business days from the delivery of written notice by the Company within which to cure any acts constituting Cause; provided however, that, if the Company reasonably expects irreparable injury from a delay of ten (10) business days, the Company may give the Executive notice of such shorter period within which to cure as is reasonable under the circumstances, which may include the termination of the Executive’s employment without notice and with immediate effect.

5.2 Without Cause. The Employment Term and the Executive’s employment hereunder may be terminated by the Company without Cause. In the event of such termination, the Executive shall be entitled to receive:

(a) the Accrued Amounts; and

(b) the treatment of any outstanding equity incentives shall be determined in accordance with the terms of this Agreement or the Employee Stock Ownership Plan; any unvested Performance Based Equity compensation shall remain unvested and shall be forfeited.

(c) Executive’s full Base Salary and Health Benefits for three (3) months.

5.3 Death or Disability.

(a) The Executive’s employment hereunder shall terminate automatically on the Executive’s death during the Employment Term, and the Company may terminate the Executive’s employment on account of the Executive’s Disability.

(b) If the Executive’s employment is terminated during the Employment Term on account of the Executive’s death or Disability, the Executive (or the Executive’s estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i) the Accrued Amounts; and

(ii) the Service Based Equity AND Performance Based Equity that has been fully vested at the time of death or Disability. Service Based Equity will also include accelerated vesting for the next two quarters that would be vested at the time of death or Disability. Performance Based Equity will also include accelerated vesting for the next revenue level that would trigger vesting. For example, should trailing twelve-month revenue at the time of death or Disability be $6,000,000, .5% of equity would be vested (.25% for $5,000,000 in revenue plus an additional .25% for the next level of revenue).

(iii) prorated Annual Bonus (calculated as the Annual Bonus that would have been paid for the entire year multiplied by a fraction, the numerator of which is equal to the number of days the Executive worked in the applicable year, and the denominator of which is equal to the total number of days in such year), if any, that the Executive would have earned for the year in which the Termination Date occurs based on the achievement of applicable performance goals for such year.

Notwithstanding any other provision contained herein, all payments made in connection with the Executive’s Disability shall be provided in a manner which is consistent with federal and state law.

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(c) For purposes of this Agreement, “Disability” shall mean a condition that entitles the Executive to receive long- term disability benefits under the Company’s long-term disability plan, or if there is no such plan, the Executive’s inability, due to physical or mental incapacity, to perform the essential functions of his job, for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive. Any question as to the existence of the Executive’s Disability as to which the Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Executive and the Company. If the Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and the Executive shall be final and conclusive for all purposes of this Agreement.

5.4 Notice of Termination. Any termination of the Executive’s employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive’s death) shall be communicated by written notice of termination (“Notice of Termination”) to the other party hereto in accordance with 26. The Notice of Termination shall specify:

(a) The termination provision of this Agreement relied upon;

(b) If termination is for Cause, the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated; and

(c) The applicable Termination Date.

5.5 Termination Date. The Executive’s “Termination Date” shall be:

(a) If the Executive’s employment hereunder terminates on account of the Executive’s death, the date of the Executive’s death;

(b) If the Executive’s employment hereunder is terminated on account of the Executive’s Disability, the date that it is determined that the Executive has a Disability;

(c) If the Company terminates the Executive’s employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d) If the Company terminates the Executive’s employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; and

(e) If the Executive terminates his employment hereunder, the date specified in the Executive’s Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive’s Termination Date shall be the date determined by the Company.

5.6 Resignation of All Other Positions. On termination of the Executive’s employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the Board (or a committee thereof) of the Company or any of its affiliates.

6. Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive’s cooperation in the future. Accordingly, following the termination of the Executive’s employment for any reason, to the extent reasonably requested by the Board, the Executive shall cooperate with the Company in connection with matters arising out of the Executive’s service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive’s other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate based on the Executive’s Base Salary on the Termination Date. Notwithstanding the foregoing, should the Executive be required to testify in a legal proceeding, the Executive shall not be compensated for time spent preparing for or testifying in a legal proceeding.

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7. Confidential Information. The Executive understands and acknowledges that during the Employment Term, the Executive will have access to and learn about Confidential Information, as defined below.

(a) Definition.

For purposes of this Agreement, “Confidential Information” includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium, relating directly or indirectly to: business processes, practices, methods, policies, plans, publications, documents, research, operations, services, strategies, techniques, agreements, contracts, terms of agreements, transactions, potential transactions, negotiations, pending negotiations, know-how, trade secrets, computer programs, computer software, applications, operating systems, software design, web design, work-in-process, databases, device configurations, embedded data, compilations, metadata, technologies, manuals, records, systems, vendor information, financial information, results, accounting information, accounting records, legal information, marketing information, advertising information, pricing information, credit information, design information, payroll information, staffing information, personnel information, employee lists, supplier lists, vendor lists, developments, reports, internal controls, security procedures, experimental processes, experimental results, models, autdiovisual programs, graphics, drawings, sketches, market studies, sales information, revenue, costs, formulae, notes, communications, algorithms, product plans, designs, ideas, inventions, unpublished patent applications, original works of authorship, discoveries, specifications, customer information, customer lists, distributor lists, and buyer lists of the Company or its businesses or any existing or prospective customer, supplier, investor or other associated third party, or of any other person or entity that has entrusted information to the Company in confidence.

The Executive understands that the above list is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

The Executive understands and agrees that Confidential Information includes information developed by Executive in the course of employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive’s behalf.

(b) Company Creation and Use of Confidential Information.

The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money, and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the online freelance talent marketplace. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

(c) Disclosure and Use Restrictions.

The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate, or make available Confidential Information, or allow it to be disclosed, published, communicated, or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive’s authorized employment duties to the Company or with the prior consent of the Chief Executive Officer acting on behalf of the Company in each instance

(and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (i) not to access or use any Confidential Information, and not to copy any documents, records, files, media, or other resources containing any Confidential Information, or remove any such documents, records, files, media, or other resources from the premises or control of the Company, except as required in the performance of the Executive’s authorized employment duties to the Company.

(d) Permitted disclosures. Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Executive shall promptly provide written notice of any such order to the Chief Executive Officer.

(e) Permitted Communications. Nothing herein prohibits or restricts the Executive (or the Executive’s attorney) from initiating communications directly with, responding to an inquiry from, or providing testimony before the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), any other self- regulatory organization, or any other federal or state regulatory authority regarding a possible securities law violation.

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(f) Notice of Immunity Under the Economic Espionage Act of 1996, as amended by the Defend Trade Secrets Act of 2016 (”DTSA”). Notwithstanding any other provision of this Agreement:

(i) The Executive will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:

(A) is made (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or

(B) is made in a complaint or other document filed under seal in a lawsuit or other proceeding.

(ii) If the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the Company’s trade secrets to the Executive’s attorney and use the trade secret information in the court proceeding if the Executive:

(A) files any document containing trade secrets under seal; and

(B) does not disclose trade secrets, except pursuant to court order.

The Executive understands and acknowledges that his obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after he begins employment by the Company) and shall continue during and after his employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive’s breach of this Agreement or breach by those acting in concert with the Executive or on the Executive’s behalf.

8. Restrictive Covenants.

8.1 Non-Solicitation of Employees. The Executive agrees and covenants not to directly or indirectly solicit, hire, recruit, attempt to hire or recruit, or induce the termination of employment of any employee of the Company, or attempt to do so, for a period of two years, to run consecutively, beginning on the last day of the Executive’s employment with the Company.

8.2 Non-Solicitation of Customers. The Executive understands and acknowledges that because of the Executive’s experience with and relationship to the Company, the Executive will have access to and learn about much or all of the Company’s customer information. “Customer Information” includes, but is not limited to, names, phone numbers, addresses, email addresses, order history, order preferences, chain of command, decisionmakers, pricing information, and other information identifying facts and circumstances specific to the customer and relevant to sales/services.

The Executive understands and acknowledges that loss of this customer relationship and/or goodwill will cause significant and irreparable harm.

The Executive agrees and covenants, during the two year term, to run consecutively, beginning on the last day of the Executive’s employment with the Company, not to directly or indirectly solicit, contact (including but not limited to email, regular mail, express mail, telephone, fax, instant message, or social media), attempt to contact, or meet with the Company’s current or prospective customers for purposes of offering or accepting goods or services similar to or competitive with those offered by the Company.

9. Non-Disparagement. The Executive agrees and covenants that the Executive will not at any time make, publish, or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

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This 9 does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order. The Executive shall promptly provide written notice of any such order to the Chief Executive.

10. Acknowledgement. The Executive acknowledges and agrees that the services to be rendered by the Executive to the Company are of a special and unique character; that the Executive will obtain knowledge and skill relevant to the Company’s industry, methods of doing business and marketing strategies by virtue of the Executive’s employment; and that the restrictive covenants and other terms and conditions of this Agreement are reasonable and reasonably necessary to protect the legitimate business interest of the Company.

The Executive further acknowledges that the benefits provided to the Executive under this Agreement, including the amount of the Executive’s compensation, reflects, in part, the Executive’s obligations and the Company’s rights under Section 7, Section 8, and Section 10 of this Agreement; that the Executive has no expectation of any additional compensation, royalties, or other payment of any kind not otherwise referenced herein in connection herewith; and that the Executive will not suffer undue hardship by reason of full compliance with the terms and conditions of Section 7, Section 8, and Section 10 of this Agreement or the Company’s enforcement thereof.

11. Remedies. In the event of a breach or threatened breach by the Executive of Section 7, Section 8, or Section 10 of this Agreement, the Executive hereby consents and agrees that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, and that money damages would not afford an adequate remedy, without the necessity of showing any actual damages, and without the necessity of posting any bond or other security. The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages, or other available forms of relief.

12. Proprietary Rights.

12.1 Work Product. The Executive acknowledges and agrees that all right, title, and interest in and to all writings, works of authorship, technology, software, inventions, discoveries, processes, techniques, methods, ideas, strategies, concepts, research, proposals, materials, and all other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived, or reduced to practice by the Executive individually or jointly with others during the Employment Term and relate in any way to the business or contemplated business, products, activities, research, or development of the Company or result from any work performed by the Executive for the Company (in each case, regardless of when or where prepared or whose equipment or other resources is used in preparing the same), all rights and claims related to the foregoing, and all printed, physical and electronic copies, and other tangible embodiments thereof (collectively, “Work Product”), as well as any and all rights in and to US and foreign (a) patents, patent disclosures and inventions (whether patentable or not), (b) trademarks, service marks, trade dress, trade names, logos, corporate names, and domain names, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable works (including computer programs), and rights in data and databases, (d) trade secrets, know-how, and other confidential information, and (e) all other intellectual property rights, in each case whether registered or unregistered and including all registrations and applications for, and renewals and extensions of, such rights, all improvements thereto and all similar or equivalent rights or forms of protection in any part of the world (collectively, “Intellectual Property Rights”), shall be the sole and exclusive property of the Company.

For purposes of this Agreement, Work Product includes, but is not limited to, Company information, including plans, publications, research, strategies, techniques, agreements, documents, contracts, terms of agreements, negotiations, know-how, computer programs, computer applications, software design, web design, work in process, databases, manuals, results, developments, reports, graphics, drawings, sketches, market studies, formulae, notes, communications, algorithms, product plans, product designs, styles, models, audiovisual programs, inventions, unpublished patent applications, original works of authorship, discoveries, experimental processes, experimental results, specifications, customer information, client information, customer lists, client lists, marketing information, advertising information, and sales information.

The Executive understands and acknowledges that Work Product does not include, and any provision in this Agreement requiring the Executive to assign (or otherwise providing for ownership by the Company of) rights to an invention does not apply to any invention that the Executive develops entirely on his or her own time without using the Company’s equipment, supplies, facilities or trade secret information, except for those inventions that either (i) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (ii) result from any work performed by the Executive for the Company. See California Labor Code §2870.

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12.2 Work Made for Hire; Assignment. The Executive acknowledges that, by reason of being employed by the Company at the relevant times, to the extent permitted by law, all of the Work Product consisting of copyrightable subject matter is “work made for hire” as defined in 17 U.S.C. § 101 and such copyrights are therefore owned by the Company. To the extent that the foregoing does not apply, the Executive hereby irrevocably assigns to the Company, for no additional consideration, the Executive’s entire right, title, and interest in and to all Work Product and Intellectual Property Rights therein, including the right to sue, counterclaim, and recover for all past, present, and future infringement, misappropriation, or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company’s rights, title, or interest in any Work Product or Intellectual Property Rights so as to be less in any respect than that the Company would have had in the absence of this Agreement.

12.3 Further Assurances; Power of Attorney. During and after the Employment Term, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect, and transfer to the Company the Work Product as well as any and all Intellectual Property Rights in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, giving testimony and executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments, and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive’s behalf in his name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, prosecution, issuance, and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company’s request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive’s subsequent incapacity.

12.4 No License. The Executive understands that this Agreement does not, and shall not be construed to, grant the Executive any license or right of any nature with respect to any Work Product or Intellectual Property Rights or any Confidential Information, materials, software, or other tools made available to the Executive by the Company.

13. Security.

13.1 Security and Access. The Executive agrees and covenants (a) to comply with all Company security policies and procedures as in force from time to time including without limitation those regarding computer equipment, telephone systems, voicemail systems, internet, social media and instant messaging systems, computer systems, email systems, computer networks, document storage systems, software, data security, encryption, firewalls, passwords and any and all other Company IT resources and communication technologies (“Facilities and Information Technology Resources”); (b) not to access or use any Facilities and Information Technology Resources except as authorized by the Company; and (iii) not to access or use any Facilities and Information Technology Resources in any manner after the termination of the Executive’s employment by the Company, whether termination is voluntary or involuntary. The Executive agrees to notify the Company promptly in the event the Executive learns of any violation of the foregoing by others, or of any other misappropriation or unauthorized access, use, reproduction, or reverse engineering of, or tampering with any Facilities and Information Technology Resources or other Company property or materials by others.

13.2 Exit Obligations. Upon (a) voluntary or involuntary termination of the Executive’s employment or (b) the Company’s request at any time during the Executive’s employment, the Executive shall (i) provide or return to the Company any and all Company property, including security devices, employer credit cards, network access devices, computers, cell phones, smartphones, equipment, reports, files, work product, email messages, recordings, disks, thumb drives or other removable information storage devices, hard drives, and data and all Company documents and materials belonging to the Company and stored in any fashion, including but not limited to those that constitute or contain any Confidential Information or Work Product, that are in the possession or control of the Executive, whether they were provided to the Executive by the Company or any of its business associates or created by the Executive in connection with the Executive’s employment by the Company; and (ii) delete or destroy all copies of any such documents and materials not returned to the Company that remain in the Executive’s possession or control, including those stored on any non-Company devices, networks, storage locations, and media in the Executive’s possession or control. Executive shall sign a sworn affidavit or acknowledgement confirming compliance with his obligations to return or destroy company property, confidential information, and work product in accordance with this Agreement, and in a form that is acceptable to Company.

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14. Publicity. The Executive hereby irrevocably consents to any and all uses and displays, by the Company and its affiliates, agents, representatives and licensees, of the Executive’s name, voice, likeness, image, appearance, and biographical information in, on or in connection with any pictures, photographs, audio and video recordings, digital images, websites, television programs and advertising, other advertising and publicity, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, and all other printed and electronic forms and media throughout the world, at any time during or after the Employment Term, for all legitimate commercial and business purposes of the Company (“Permitted Uses”) without further consent from or royalty, payment, or other compensation to the Executive. The Executive hereby forever waives and releases the Company and its directors, officers, employees, affiliates and agents from any and all claims, actions, damages, losses, costs, expenses, and liability of any kind, arising under any legal or equitable theory whatsoever at any time during or after the Employment Term, arising directly or indirectly from the Company and its affiliates, agents’, representatives’, and licensees’ exercise of their rights in connection with any Permitted Uses.

15. Governing Law: Jurisdiction and Venue. This Agreement and all transactions contemplated hereby shall be governed by and construed and enforced in accordance with the laws of California, without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the state of California, county of San Diego. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

16. Dispute Resolution; Attorneys Fees. In the unlikely event of a dispute that cannot be resolved by good faith negotiations, the Parties agree to mediate any dispute or claim arising between them out of this Agreement before resorting to court action or arbitration. Mediation fees shall be shared equally among the parties involved. If a party commences an action or arbitration without first attempting to resolve the matter through mediation, or refuses to mediate after a request is made, then that party shall not be entitled to recover attorney fees, even if they would otherwise be available to that party in any such action. Matters excluded from mediation include matters within the jurisdiction of probate, bankruptcy or small claims court, or matters related to the protection of Company’s proprietary or confidential information. For any claim arising out of this Agreement (including insolvency, bankruptcy, arbitration, declaratory relief or other litigation), the substantially prevailing party shall be entitled to recover reasonable attorney fess and costs, including expert witness fees, as additional award and judgment against the other party.

17. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

18. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chief Executive Officer of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power, or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power, or privilege.

19. Severability. Should any provision of this Agreement be held by a court or arbitrator of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court or arbitrator is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court or arbitrator shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal, or unenforceable provisions had not been set forth herein.

20. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

21. Tolling. Should the Executive violate any of the terms of the restrictive covenant obligations articulated herein, the obligation at issue will run from the first date on which the Executive ceases to be in violation of such obligation.

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22. Notification to Subsequent Employer. When the Executive’s employment with the Company terminates, the Executive agrees to notify any subsequent employer of the restrictive covenants sections contained in this Agreement. The Executive will also deliver a copy of such notice to the Company before the Executive commences employment with any subsequent employer. In addition, the Executive authorizes the Company to provide a copy of the restrictive covenants sections of this Agreement to third parties, including but not limited to, the Executive’s subsequent, anticipated, or possible future employer.

23. Successors and Assigns. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

24. Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

If to the Company:

Legion Works, Inc.

Ryan Bettencourt

Chief Executive Officer

4275 Executive Square,

Suite 200 La Jolla, CA 92037

If to the Executive:

Robert Caleb Cuccaro-Green

25. Representations of the Executive. The Executive represents and warrants to the Company that:

(a) The Executive’s acceptance of employment with the Company and the performance of duties hereunder willnot conflict with or result in a violation of, a breach of, or a default under any contract, agreement, or understanding to which the Executive is a party or is otherwise bound.

(b) The Executive’s acceptance of employment with the Company and the performance of duties hereunder will not violate any non-solicitation, non-competition, or other similar covenant or agreement of a prior employer.

26. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state, and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

27. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement, including but not limited to Section 6 (Cooperation), Section 7 (Confidential Information), Section 8 (Restrictive Covenants), Section 9 (Non-Disparagement), Section 10 (Acknowledgement), Section 11 (Remedies), Section 12 (Proprietary Rights), Section 13 (Security), Section 14 (Publicity), Section 15 (Governing Law: Jurisdiction and Venue), Section 16 (dispute Resolution; Attorneys Fees), Section 17 (Attorneys Fees) Section 21 (Tolling), Section 22 (Notification to Subsequent Employer), and Section 23 (Successors and Assigns).

28. Acknowledgement of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT THE EXECUTIVE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT THE EXECUTIVE HAS HAD AN OPPORTUNITY TO ASK 11 QUESTIONS AND CONSULT WITH AN ATTORNEY OF THE EXECUTIVE’S CHOICE BEFORE SIGNING THIS 12 AGREEMENT.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Legion Works, Inc.

	By:	/s/ Ryan Bettencourt
	Name:	Ryan Bettencourt
	Title:	CEO

EXECUTIVE

Signature: /s/ Robert Caleb Cuccaro-Green
Print Name: Robert Caleb Cuccaro-Green

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